Exhibit 99.1

Huya Announces Receipt of Preliminary Non-Binding Proposal from Tencent

GUANGZHOU, China, August 10, 2020 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter, dated August 10, 2020, from Tencent Holdings Limited (“Tencent”), proposing that Huya and DouYu International Holdings Limited (“DouYu”) enter into a stock-for-stock merger to be effected pursuant to applicable laws, as a result of which Huya or its subsidiary would acquire each outstanding ordinary share of DouYu, including ordinary shares represented by American depositary shares, in exchange for a to be agreed number of newly issued Class A ordinary shares of Huya, including ordinary shares represented by American depositary shares (the “Transaction”).

According to the proposal letter, Tencent would support the Transaction as a shareholder of each of Huya and DouYu, and would be willing to participate in the Transaction in such manner and on such terms and conditions as to be further discussed and mutually agreed upon. As of the date of this letter, Tencent has entered into a share transfer agreement with JOYY Inc. and a separate share transfer agreement with Mr. Rongjie Dong, the chief executive officer of Huya, pursuant to which Tencent will purchase from JOYY Inc. 30,000,000 Class B ordinary shares of Huya and from Mr. Rongjie Dong 1,000,000 Class B ordinary shares of Huya. According to the proposal letter, subject to the satisfaction of customary closing conditions, the transfers under these agreements will be consummated on or before September 9, 2020.

A copy of the proposal letter is attached as Annex A to this press release.

The independent and disinterested members of the Board will review and evaluate the Transaction.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from Tencent and no decisions have been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

2

Annex A

Non-binding Proposal Letter from Tencent

August 10, 2020

The Board of Directors

Huya, Inc.

Building A3, E-Park, 280 Hanxi Road

Panyu District, Guangzhou 511446

The People’s Republic of China

The Board of Directors

DouYu International Holdings Limited

20/F, Building A, New Development International Center, No. 473 Guansha Avenue

Hongshan District, Wuhan, Hubei Province

The People’s Republic of China

Dear Directors:

Tencent Holdings Limited, through its affiliates (collectively, “Tencent” or “we”), owns approximately 36.9% of the total issued and outstanding share capital of Huya, Inc. (“Huya”), representing 50.9% of Huya’s total voting power.1 We are also the largest shareholder of DouYu International Holdings Limited (“DouYu”), holding approximately 38.0% of the total issued and outstanding share capital and voting power of DouYu. 2 We are writing today to propose that you consider a strategic combination of Huya and DouYu, which we believe represents a compelling value creation opportunity for both companies.

We propose that Huya and DouYu enter into a stock-for-stock merger to be effected pursuant to applicable laws, as a result of which Huya (or a subsidiary of Huya) would acquire each outstanding ordinary share of DouYu (including ordinary shares represented by American depository shares, the “DouYu Shares”) in exchange for a to be agreed number of newly issued Class A ordinary shares of Huya (such shares, the “Huya Class A Ordinary Shares,” including Class A ordinary shares of Huya represented by American depository shares, and such transaction, the “Transaction”).

As of the date of this letter, Tencent has entered into a share transfer agreement with JOYY Inc. (“JOYY”) and a separate share transfer agreement with Mr. Rongjie Dong, the chief executive officer of Huya (“Mr. Dong”), pursuant to which Tencent will purchase from JOYY 30,000,000 Class B ordinary shares of Huya and from Mr. Dong 1,000,000 Class B ordinary shares of Huya.

1,2,3     Share ownership and voting power information provided herein is calculated based on publicly available information.

Subject to the satisfaction of customary closing conditions, the transfers under these agreements will be consummated on or before September 9, 2020, upon which Tencent’s shareholding in Huya will be increased to 51.0% of Huya’s total issued and outstanding share capital and voting power will be increased to 70.4% of Huya’s total voting power.3

As a shareholder of each of Huya and DouYu, Tencent would support the Transaction and would be willing to participate in the Transaction in such manner and on such terms and conditions as to be further discussed and mutually agreed among Tencent, the independent members of the Board of Directors of Huya (the “Huya Board”) and the independent members of the Board of Directors of DouYu (the “DouYu Board”, and together with the Huya Board, the “Boards”). We set out below for your consideration the principal terms and conditions upon which Tencent is prepared to support and participate in the Transaction.

1.

Exchange Ratio. The exchange ratio at which all issued and outstanding DouYu Shares at the time of the Transaction (including those owned by Tencent) would be converted into Huya Class A Ordinary Shares would be mutually agreed among Tencent, the independent members of the Huya Board and the independent members of the DouYu Board.

2.	Financing. Given the all-stock nature of the Transaction, the consummation of the Transaction would not be subject to any financing contingency.

3.

Due Diligence. We are prepared to move expeditiously to complete the Transaction as soon as practicable. We have engaged Goldman Sachs (Asia) L.L.C. as our financial advisor. We believe that, with the full cooperation of Huya and DouYu, the parties to the Transaction can complete customary commercial, legal, financial and accounting due diligence in a timely manner and in parallel with discussions on the definitive agreements. We would like to ask the Boards to accommodate such due diligence process and approve the provision of confidential information relating to Huya and DouYu and their respective businesses subject to the execution of a customary confidentiality agreement.

4.

Definitive Documentation. We are prepared to promptly facilitate and participate in the negotiations and discussions of the definitive agreements providing for the Transaction (the “Definitive Agreements”). We expect that such Definitive Agreements will contain representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.

Process. We believe that the Transaction will provide superior value to Huya’s and DouYu’s shareholders. In considering this proposal, you should be aware that we are interested only in supporting and participating in the Transaction and we do not intend to sell our stakes in Huya and DouYu to any third party.

6.

Confidentiality. We trust you will agree with us that it is in our mutual interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

7.

No Binding Commitment. This letter does not constitute a binding offer, agreement or an agreement to make a binding offer. This letter is our preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided in such documentation.

8.

Next Steps. We will be filing this letter publicly with the SEC as part of an amendment to our Beneficial Ownership Statement on Schedule 13D with respect to Huya that we are required to make under applicable United States federal securities laws and regulations.

In closing, we would like to express our commitment to working together to bring the Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

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Sincerely,

TENCENT HOLDINGS LIMITED

By:	/s/ Martin Lau
Name: Martin Lau
Title: President

[Signature Page to Proposal Letter]